                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          INTERACT COMMERCE CORPORATION
                            (Name of Subject Company)

                          INTERACT COMMERCE CORPORATION
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   45839Y107
                      (CUSIP Number of Class of Securities)

                               PATRICK M. SULLIVAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          INTERACT COMMERCE CORPORATION
                     8800 N. GAINEY CENTER DRIVE, SUITE 200
                            SCOTTSDALE, ARIZONA 85258
                                 (480) 368-3700

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications

                    on Behalf of the Person Filing Statement)

                                 With Copies To:


                John Harbottle                         Thomas H. Curzon, Esq.
      Chief Financial Officer & Secretary               Osborn Maledon, P.A.
         Interact Commerce Corporation                 2929 N. Central Avenue
     8800 N. Gainey Center Drive, Ste. 200                   Suite 2100
           Scottsdale, Arizona 85258                   Phoenix, Arizona 85012
               (480) 368-3700                              (602) 640-9308

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                    CONTACTS:   Nadine Wakely
                                                Investor Relations
                                                Interact Commerce Corporation
                                                480-444-1985
                                                nwakely@interact.com

                                                Kristina Ford
                                                Public Relations
                                                Interact Commerce Corporation
                                                480-444-1317
                                                kford@interact.com

   INTERACT COMMERCE ANNOUNCES DEFINITIVE MERGER AGREEMENT WITH SAGE GROUP PLC

      MERGER OF MARKET LEADING SOFTWARE FIRMS WILL GIVE CUSTOMERS A SINGLE
         SOURCE FOR INTEGRATING FRONT OFFICE, BACK OFFICE AND WEB OFFICE

SCOTTSDALE, ARIZ., MARCH 27, 2001 - Interact Commerce Corporation (Nasdaq:
IACT), the makers of SalesLogix - the leader in mid-market CRM - and ACT! - the best selling contact manager - today announced a definitive merger agreement with The Sage Group plc, a leading worldwide supplier of business management solutions and services for small and mid-sized enterprises (SMEs). The all-cash offer, structured at $12 per share of Interact Commerce, is valued at approximately $260 million and is expected to close in May, 2001. Interact Commerce will become a wholly owned subsidiary of Sage Group plc.

"The combination of Interact and Sage will create a global force in the software industry," said Pat Sullivan, chairman and CEO of Interact Commerce Corporation. "Sage is the world's leading supplier of back-office business management solutions to small and medium-sized enterprises. Combined, we have the resources and technology to impact this market from a position of tremendous strength by offering a truly integrated suite of applications for the front office, back office and web office."

"Both our organizations understand the unique needs of small and mid-sized customers and believe the best way to reach and support these customers is through a reseller channel. This was very important in our decision to merge with Sage. I believe this is an exciting development for our business partners, customers and employees," added Sullivan.

Paul Walker, Sage's Chief Executive commented, "This acquisition gives us a strong position in the CRM market and represents a significant opportunity to sell additional products and services to Sage's 2.5 million customers worldwide. It also opens up additional markets for Interact's products in new and existing geographies. While penetration of CRM software amongst Sage customers is currently estimated at less than 10%, our research suggests that demand is already high and is likely to grow significantly over the next few years." Walker continued, "Interact's CEO and founder, Pat Sullivan has a wealth of CRM experience and is a highly respected figure within the industry. Over the past few years, Pat Sullivan has built up a professional management team at Interact and this team will remain in place post-acquisition to effect Sage's strategic plans for the future development of Interact's business."

CONFERENCE CALL PLEASE NOTE INTERACT COMMERCE WILL HOST A CONFERENCE CALL THIS MORNING TO ANNOUNCE DETAILS OF THE AGREEMENT:

Live Webcast: www.interact.com at 9:00 am ET (6:00 am PT)

Dial-in: (800)-811-8824, five minutes prior to start time

Conference call replay: US (888) 203-1112, International:(719)457-0820; access code: 772914, available through midnight, April 2.

###

ABOUT INTERACT COMMERCE CORPORATION

Founded in 1996, Interact is the leading provider of relationship management software for mid-market companies and small office/home office businesses. The company is known for building products that are easy to use, quick to deploy, and provide anytime, anywhere access to critical information. The company's products include SalesLogix, the mid-market CRM leader (customer relationship management) used by over 3500 companies; and ACT!, the best selling contact manager used by more than 3.2 million professionals and 11,000 corporations.

Through integration with leading back office software solutions, SalesLogix provides a complete view of the customer. Both SalesLogix and ACT! dominate in their respective markets, including high tech, real estate, financial services, manufacturing, marketing and consulting industries. Interact products are sold in over 67 countries worldwide both direct and through value added resellers. Headquartered in Scottsdale, AZ, the company can be found on the World Wide Web at (http://www.interact.com).

ABOUT SAGE GROUP PLC

The Sage Group plc is the leading supplier of business management software and related products and services to the small and medium sized business community worldwide. The Sage

Group encompasses market-leading businesses in the UK and Europe and market-leading products in the US. In addition products are available in many other countries throughout the world via an extensive network of authorized dealers. The Sage Group plc now has 2.5 million customers worldwide and employs over 4500 people. Sage's revenues for its fiscal year ending September 30, 2000 were 420 British pounds or approximately US $600 million. The company can be found on the World Wide Web at www.Sage.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any company. At the time the offer is commenced, Sage Group plc will file a tender offer statement with the U.S. Securities and Exchange Commission and Interact will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of the company at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.

This press release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Important factors that may cause or contribute to such differences include, but are not limited to: business and economic conditions and growth in the technology industry in various geographic regions; changes in customer order patterns; risks associated with recent acquisitions; our ability to implement new marketing strategies; market demand and acceptance; the impact of competitive products and services; risks associated with the timing and successful completion of technology and product development and commercialization; the effect of economic and business conditions; the ability to attract and retain technical and management personnel; changing relationships with customers, suppliers and strategic partners, including the company's indirect distribution channel; and other risks detailed from time to time in the company's Securities and Exchange Commission filings, including in the company's annual report on Form 10-K filed on March 27, 2001 and in the company's quarterly reports on Form 10-Q filed throughout the year. Interact Commerce undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SalesLogix is a registered trademark of Interact Commerce Corporation. ACT!
is a registered trademark under exclusive license to Interact Commerce Corporation by its owner, Symantec Corporation, in the U.S. and other countries. All other trademarks or registered marks are owned by their respective holders.